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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE TO-I/A
                               (Amendment No. 4)
                               (Final Amendment)
                                (Rule 14d-100)


           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                CAPTARIS, INC.
                      (Name of Subject Company (Issuer))

                                CAPTARIS, INC.
                     (Names of Filing Persons (Offerors))

  Options Issued Under the Captaris, Inc. 1989 Restated Stock Option Plan to
   Purchase Common Stock, Par Value $.01 Per Share, With An Exercise Price
                         Greater Than $10.00 Per Share
                        (Title of Class of Securities)

                                  002420-10-7
                     (CUSIP Number of Class of Securities)
                              (Underlying Class)

                              Jeffrey B. deCillia
        Executive Vice President, Chief Financial Officer and Secretary
                                Captaris, Inc.
                             11410 N.E. 122nd Way
                          Kirkland, Washington 98034
                                (425) 820-6000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notice and Communications on Behalf of Filing Persons)



                                   Copy to:
                                  Andrew Bor
                                Andrew B. Moore
                               Perkins Coie LLP
                         1201 Third Avenue, 48th Floor
                          Seattle, Washington  98101
                                (206) 583-8888

                                 July 12, 2001
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                           CALCULATION OF FILING FEE

     Transaction Valuation*                           Amount of Filing Fee
     $8,282,817                                       $1,656.56

     *For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 3,585,635 shares of common stock, par value $.01 per share of Captaris, Inc., having an aggregate "fair" value of $8,282,817 as of June 7, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  $1,656.56       Form or Registration No.:  TO-I

       Filing Party:  Captaris, Inc.            Date Filed:  June 12, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule TO, as amended (the "Schedule TO") filed with the Securities and Exchange Commission on June 12, 2001, to report the results of our offer to exchange certain options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan having an exercise price per share greater than $10.00 for new options to be granted under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan and the 1989 Restated Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated June 12, 2001 and the related Election Form, copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 4.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired at 12 p.m. Pacific Standard Time on July 10, 2001. We have accepted for exchange options to purchase 3,125,620 shares of our common stock, representing approximately 87% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant options to purchase an aggregate of 1,298,284 shares of our common stock in exchange for such tendered options. The Company promptly will send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the options that will be granted to such holder. The grant date of the new options shall be July 11, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 12, 2001


                           CAPTARIS, INC.



                           By: /s/ Jeffrey B. deCillia
                              --------------------------------------------------
                               Jeffrey B. deCillia
                               Executive Vice President, Chief Financial Officer and Secretary

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